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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52908

SEC Mail Processing
APR 03 2024
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dinosaur Financial Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

33 Whitehall Street, #1102
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Venisha Frith	212-448-9944	vfrith@dinogroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann CPAs, the New York Practice of Mayer Hoffman McCann P.C.
(Name – if individual, state last, first, and middle name)

700 West 74th Street, Ste	Kansas City	MO	64112
(Address)	(City)	(State)	(Zip Code)

10/22/2003	#199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dinosaur Financial Group, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VENISHA R. FRITH
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
01FR6373486
MY COMMISSION EXPIRES 04/22/26

Notary Public

Signature:

Title:
Managing Member

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DINOSAUR FINANCIAL GROUP, LLC
(A wholly-owned subsidiary of Dinosaur Group Holdings, LLC)

DECEMBER 31, 2023

TABLE OF CONTENTS

MHM

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the wholly-owning parent of
Dinosaur Financial Group, LLC
(A wholly-owned subsidiary of Dinosaur Group Holdings, LLC)
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dinosaur Financial Group, LLC ("Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Dinosaur Financial Group, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mayer Hoffman McCann CPAs

We have served as the Company's auditor since 2001.

New York, New York
April 1, 2024

DINOSAUR FINANCIAL GROUP, LLC
(A wholly-owned subsidiary of Dinosaur Group Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash	$	190,446
Receivables from clearing firms		7,662,398
Securities owned, at fair value		70,050,409
Receivables from affiliates		5,529,863
Due from non-clearing firm		197,729
Employee loans and advances		130,520
Prepaid expenses		151,158
Other assets		236,677
Right of use asset		2,533,985
Security deposits		5,134
Total assets	$	86,688,319
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Due to clearing firms	$	66,989,365
Securities sold short, at fair value		6,160,561
Compensation payable		1,279,896
Accounts payable and accrued expenses		755,792
Operating lease liability		2,985,431
Total liabilities		78,171,045
Member's equity		8,517,274
Total liabilities and member's equity	$	86,688,319

See notes to the financial statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Dinosaur Financial Group, LLC (the "Company") is a Delaware Limited Liability Company located in New York, New York, with a satellite office in Miami, Florida. The Company is a registered introducing broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), Municipal Securities Rulemaking Board ("MSRB") and the National Association of Securities Dealers Automated Quotations ("NASDAQ"). In February 2022, the Company withdrew membership from the National Futures Association ("NFA") and the Commodities Futures Trading Commission ("CFTC"). Operations consist primarily of the execution of securities trades for customers on an agency and riskless-principal basis and referral fees. The Company clears all customer transactions on a fully disclosed basis through four independent broker dealer clearing firms. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule and relies on Footnote 74 to SEC Release 34-70073, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Dinosaur Group Holdings, LLC ("DGH") is the parent entity and owns a 100% interest in the Company and the following related entities: DCM Advisors, LLC ("DCM"), DCM Tactical Credit Fund, LLC ("DCMTCF") Dinosaur Merchant Bank Limited ("DMBL"), which is a London-based securities broker registered with the Financial Services Authority, DinoTech Limited ("DL"), a Cyprus technical service company, and Atlantic International Resources, LLC ("AIR"). DGH also owns a 48% interest in Lisanti Capital Growth, LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

Property and equipment
Depreciation of fixed assets is provided on a straight-line basis over the estimated useful lives of the respective assets.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("Topic 606") revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. All of the Company's performance obligations are satisfied at a point in time and are typically collected at closing of the transaction. During 2023, revenue from contracts with customers earned from performance obligations satisfied during a prior year consisted of trail commissions of $372,638 from mutual funds, 12B1 fees, and insurance products, which are grouped in other income on the statement of operations.

Referral Fees

The Company serves as an agent and refers a variety of brokerage transactions to its affiliate DMBL, for which it earns a referral fee. The transaction price for the referral fees is determined by applying an agreed-upon computation to all transactions resulting from referrals. The Company receives the referral fee payments from DMBL on a monthly basis based upon referred transactions executed during the month. The Company's performance obligation is satisfied when the referred transaction has been executed.

Fee Income Resulting from Consulting on Asset-Based Lending

The Company provides consulting services to DMBL in relation to DMBL's matched book repurchase and reverse repurchase lending activities. The transaction price is determined by applying a contracted rate to the funds generated by DMBL from the transactions. The Company's performance obligation is satisfied once the consulting services have been provided. This constitutes the date the loan is initially closed or the date existing loans are rolled over, which is performed on the first day of each month that the loan is still in existence. Payments are typically remitted to the Company at the end of the month in which they are earned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition *(continued)*

Commission Income

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The transaction price is determined by applying an agreed-upon commission rate to the total amount of the transaction. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Payment is remitted to the Company from the respective clearing firm in the month following the activity.

Net Trading Gains

The Company records a gain or loss from the sale of securities for its own account when realized on the trade date. Securities are marked to market with unrealized gains and losses recorded with net trading gains.

Corporate finance income

The Company generally advises on these transactions and the fees thereon are recognized at the point in time that performance obligations under the arrangement are completed. Fees are paid to the Company once the performance obligation has been fulfilled.

Interest, Dividends and Other Income

Revenue from interest and other income are recognized as they are earned.

Income taxes

As a single member LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The Member of the Company reports the operations of the Company on their tax return. The Member is subject to the New York City Unincorporated Business Tax ("UBT") on the Company's taxable income.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2020.

Securities owned and securities sold not yet purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Concentration of credit risk and cash

Cash and concentration of credit risk consists of deposit accounts principally at one bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. The Company has no uninsured amounts at December 31, 2023. No losses have been incurred to date.

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents. The Company held no cash equivalents at December 31, 2023.

For the year ended December 31, 2023, revenue generated from one customer through referral fees and fee income on asset-based lending accounted for approximately 19% of total revenue.

Fair value measurements

The Company follows the guidance in FASB Account Standards Codification ("ASC") 820, "Fair Value Measurement." Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Fair value measurements** (continued)*

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

Leases

The Company accounts for its operating leases under ASU 2016-02, "Leases (Topic 842)." This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognizes the present value of the assets and liabilities for the rights and obligations created by those leases on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

Right of use assets ("ROU") represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available on commencement date in determining the present value of the lease payments. The Company uses an implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Credit losses

The Company accounts for its expected credit losses under ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

3. RECEIVABLES FROM CLEARING FIRMS

At December 31, 2023, the balance due from clearing firms consisted of commissions receivable in the amount of $614,376 and cash balances in the amount of $7,048,022. Commissions are inclusive of mark-ups.

At December 31, 2023, the Company owed $66,989,365 to two of its clearing firms. This consisted of $11,545,512 in margin balances and three separate collateralized repurchase loan ("repo") agreements with Mirae Asset Securities (USA) Inc. ("Mirae"), whereby three U.S. Treasury Bond positions initially purchased on Mirae's margin desk were transferred over to Mirae's repo desk in order for the Company to obtain more favorable interest rates on the borrowings. At December 31, 2023, the repo agreements payable totaled $55,443,853, which included $3,290 of interest accrued at the rates of 5.74% and 5.79%, which were collateralized by the three U.S. Treasury Bond positions with a combined market value of $55,471,401. The repo agreements maturity dates were January 3, 2024, upon which date the loans were closed and the positions were simultaneously sold by the Company.

Any Company assets on hand at the clearing brokers serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

4. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company leases two office spaces under operating leases that expire in 2024. During 2023 occupancy costs were $89,370.

In accordance with FASB issued ASU 2016-02, "Leases (Topic 842)" the Company classified the leases as operating leases. The Company has based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. The present value of the existing operating lease was determined by using the incremental borrowing rate of 6.5%.

In December 2023, DGH assigned its New York City office lease to the Company. In accordance with ASC 805-50-30-5, the related right of use asset and lease liability were assigned to the Company at the carrying amounts of DGH. The assignment resulted in a right of use asset in the amount of $2,470,453 and a lease liability in the amount of $2,919,662 being assigned to the Company. The $449,209 difference between the balance of the assigned lease liability and the balance of the assigned right of use asset is reflected as a distribution to DGH on the statement of changes in member's equity.

DGH guarantees all rent and additional charges payable to the landlord under the lease as they become due. DGH has executed a letter of credit, assignable to the landlord, for a security deposit of $217, 456.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2023, are as follows:

Year Ending December 31,	Lease	Less Discount Amount	Total Lease Liability
2024	$ 484,109	$ 185,067	$ 299,042
2025	416,184	167,287	248,897
2026	416,184	150,618	265,566
2027	427,254	132,772	294,482
2028	460,464	111,767	348,697
2029 -2032	1,726,741	197,994	1,528,747
	$ 3,930,936	$ 945,505	$ 2,985,431

5. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

a. *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
b. *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and
c. *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets and liabilities required to be measured at fair value on a recurring basis at December 31, 2023:

Assets	Level 1	Level 2	Level 3	Total
Securities owned				
U.S. Government Treasuries and Sovereign Bonds	$ 58,441,216	$ 4,662,945	$ -	$ 63,104,161
Equities	427,069	-	-	427,069
Options	-	250,403	-	250,403
Certificate of Deposit	-	153,894	-	153,894
Corporate Bonds	60,060	59,391	-	119,451
Government Sponsored Enterprises	4,376,215	1,521,282	-	5,897,497
Futures	22,589	-	-	22,589
Oddlots	-	75,345	-	75,345
Total Investments	**$ 63,327,149**	**$ 6,723,260**	**$ -**	**$ 70,050,409**
Securities Sold Short				
U.S. Government Treasuries and Sovereign Bonds	$ 963,441	$ 2,825,570	$ -	$ 3,789,011
Equities	2,202,056	-	-	2,202,056
Options	-	168,228	-	168,228
Corporate Bonds	-	284	-	284
Government Sponsored Enterprises	-	982	-	982
Total Investments	**$ 3,165,497**	**$ 2,995,064**	**$ -**	**$ 6,160,561**

Valuation techniques

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references comparable issuers is used. At December 31, 2023, corporate bonds held or sold by the Company are considered Level 1 and 2.

U.S. Government Treasuries and Sovereign Bonds

The fair value of U.S. Treasury bond and sovereign bond securities are estimated based on quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities, and is determined by factors such as interest rate and date to maturity. U.S. Treasury bond securities are considered Level 1 securities. Sovereign bond securities are considered Level 2 securities. Included in this category are mortgage securities backed by the United States, which are considered Level 2 securities.

Government Sponsored Enterprises

Government sponsored securities are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables

and adjustable rate mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond.

To the extent that these inputs are observable, the values of government sponsored enterprises are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. In the absence of an independent pricing service, consensus pricing is obtained and is presented as Level 2. At December 31, 2023, Government Sponsored Securities held or sold by the Company are considered Level 1 and 2.

Oddlots
Oddlots are valued based on quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets, and are determined by factors such as interest rate, date to maturity, and the rating of the bank offering the security. Oddlots are considered Level 2 securities.

Certificates of Deposit
The fair value of certificates of deposit is based on quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets, and is determined by factors such as interest rate, date to maturity, and the rating of the bank offering the security. Certificates of deposit are considered Level 2 securities.

Options
Options are based on quoted prices in actively traded national markets and valued at the period-end last sales price. Options are considered a Level 2 security.

Equities
Equities are based on quoted prices in actively traded national markets and valued at the period-end last sales price. Equities are considered a Level 1 security.

Futures
Futures are based on quoted prices in actively traded national markets and valued at period-end last sale price. Futures are considered a Level 1 security.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2023, two counterparties accounted for 98% of the Company's receivable from clearing firms balance.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells the security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

7. RELATED - PARTY TRANSACTIONS

For the year ended December 31, 2023, the Company earned $5,833,989 in referral fee income under a revenue allocated agreement with DMBL. The Company earned $2,604,998 in consulting fees on asset-based lending through its agreement with DMBL. Of this balance, approximately $1,234,000 of the consulting fees generated by the Company were related to revenue generated by DMBL through AIR.

At December 31, 2023, the Company was owed $1,448,364 from DMBL; $882,234 from AIR; $3,033,140 from DCM and $166,125 from DGH. The loans receivables are noninterest-bearing and due on demand. The Company paid $650,000 to AIR for information technology services. The Company allocated $50,400 in Bloomberg expense to its affiliate DBML and paid a management fee of $192,000 to DGH.

The Company's affiliate, DCM Tactical Credit Fund, LLC ("TCF") conducts its transactions through a customer account under the Company's clearing agreement with RCB Correspondent Services ("RBC"). The Company does not earn any revenue from TCF because of this arrangement. During 2023, the Company earned $510,975 commission income through RBC.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2023, the Company had net capital, as defined, of $830,457, which exceeded the required minimum net capital of $250,000 by $580,457. Aggregate indebtedness at December 31, 2023 totaled $2,488,200. The Company's percentage of aggregate indebtedness to net capital was 297.93%.

9. SUBSEQUENT EVENTS

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through April 1, 2024, which is the date that the financial statements were available to be issued.